Exhibit 99.1
Goldman Sachs Global Steel CEO Conference December 2, 2009 Dan Dienst, Group CEO Sims Metal Management Limited ASX: SGM NYSE: SMS

Disclaimer This presentation for Sims Metal Management Limited ('Sims" or the "Company") is designed to provide a high level overview of aspects of the operations of Sims. The material set out in the presentation is current as of December 2, 2009. The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims or the likelihood that the assumptions, estimates or outcomes will be achieved. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission ("SEC"), including the risk factors described in the Company's Annual Report on Form 20-F, which we filed with the SEC on November 12, 2009. While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. The Company, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation. You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the Company's shares or in making a decision to hold or sell your shares. Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

Presentation Agenda Company overview Current market environment Recent results Navigating the reset Summary

Company Overview An industry leader and world's largest in both the metals and electronic recycling industry, handling more than 13 million tons of recyclable material in FY2009 Ferrous Metals Non-Ferrous Metals Industrial and Obsolete Grades Specialty Alloys Waste Electronics and Electrical Equipment Headquartered in New York: approximately 90% SMM's revenues are from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia Centralized trading/marketing operations in New York (ferrous) and Hong Kong (non- ferrous) offices Publicly listed on the NYSE and Australian Securities Exchange Sims Metal Management has the best and the brightest in the industry Strong capitalization, with debt representing approximately 10% of total capital at September 30, 2009 - recently raising A$400 million+ in a public equity offering Well positioned to take advantage of value-added opportunities

Global Footprint Approximately 230 facilities on four continents and 20+ countries Trade offices or agents in every major scrap importing or exporting country Market leading positions in North America, Australia, New Zealand, and the United Kingdom

Metal Recycling Business Metal recycling operations on four continents with more than 30 shredders worldwide Advanced downstream technology Recent acquisitions in US and Europe have strengthened positions Deep water export facilities in strategic markets, including: New York/New Jersey/ Pennsylvania/ Connecticut/Los Angeles/San Francisco/Virginia Sydney/Perth/Melbourne/Brisbane Newport/Avonmouth/Hull Market leadership positions with access to key deep water ports

Sims Recycling Solutions (SRS) SRS is the world's largest and only global electronics recycler $578.5 million in sales in FY09 Well positioned in European and North American Markets Volumes growing organically Acquired Technorecycle GmbH in Germany in September 2009 Reoriented purchasing strategy to enhance margins Developing APAC e-recycling business SRS is a key driver of our growth

Commitment to Sustainability One of the greenest companies in the world, committed to reducing energy consumption by diverting raw materials from the waste system Sims Metal Management was named to the Global 100 Most Sustainable Corporations in the World at the 2009 World Economic Forum in Davos, Switzerland Dedicated energy and sustainability teams in every division World-class in creating sustainability advantage

Commitment to a Culture of Safety 5,500 of the best employees in the industry Dedicated regional and global Safety, Health, Environment & Community (SHEC) teams Recently implemented safety initiatives lead by DuPont Safety Resources in Europe and North America FY2009 SAFEST IN COMPANY'S HISTORY SAFETY IS A CORE VALUE

Current Market Environment Global trading conditions have improved through our first fiscal quarter for both ferrous and non-ferrous commodities Ferrous markets have shown signs of recent firming since the Company's 30 October 2009 commentary above Company expects volatility and a challenging operating environment in its second fiscal quarter, which is traditionally slower due to the Northern Hemisphere winter and the holiday periods Currently recovering from "Depression-era like" scrap and steel markets

Highlights of First Quarter FY10 - September 30, 2009 (Unaudited and in AUS$) Sales revenue of $1.8 billion down 49 percent on prior corresponding period EBITDA of $92.3 million down 68 percent on prior corresponding period (EDITDA excluding non-recurring item was approximately $98 million) EBIT of $53.6 million down 79 percent on prior corresponding period Net profit of $33.3 million EPS of 18 cents per share Balance sheet remained strong as of September 30, 2009 with net debt representing approximately 10% of total capitalization Addressing today's market environment and poised for solid growth and profitability as conditions improve

Unaudited Results and in AUS$ $m (except EPS) Q1 FY10 Q1 FY09 Revenues $1,806 $3,545 EBITDA $92.3 $285.1 EBIT $53.6 $249.2 EPS $0.18 $0.80 Q1 Market Update Provided October 29, 2009 for Period End September 30, 2009

Navigating the Reset At Sims Metal Management "hope" is not a strategy Clear long-term goals and a focus to drive continued growth Implementing Best Practices Investing in Organic Growth & Implementing Technology Targeted Acquisitions in Metal Recycling Industry Align Costs With Activity Levels

Targeted Acquisitions in Metal Recycling Industry in North America Water access is a key competitive advantage to Sims Metal Management Sims Metal Management and its joint ventures have an unrivaled geographic footprint in North America Major deep-water ports on East and West Coasts Access to Mississippi River from Midwest and Southern facilities, to U.S. mills and for export through Port of New Orleans North American is still a fragmented market ripe for consolidation - evidenced by continued growth

Implementing Best Practices Sims Metal Management takes advantage of global geographic diversity - intelligence from our worldwide presence and implementing the best practices We know that our people are our most important resource and our biggest competitive advantage Committed to financial and operational excellence Maintaining an impeccable balance sheet and prudently using shareholder capital Bringing cutting edge thinking to the recycling industry Fostering and nurturing our company culture of respect and integrity Communicating and encouraging teamwork across all regions and continents we serve Investing in and implementing highly efficient procedures and equipment Making safety our number one priority each and every workday Our people make us successful

Investing in Organic Growth & Implementing Technology Recent equity raising ensures financial flexibility Sims Metal Management is investing in high ROI projects to advance organic growth and maximize efficiency in its operations Efficiencies through technology Third generation advances in downstream ASR technology From "Greed" to "Need" The Company will be better positioned than competitors when markets recover SRS is well positioned and growing in leading markets Landmark 20-year contract with City of New York to process curbside recyclables Investing in state-of-the-art Brooklyn, NY facility Maximizing recovery of metals and ROI

Summary Global leader in metal and electronics recycling industry Committed to sustainability and safe operations Strong capitalization Weathered downturn and well positioned for growth and shareholder value creation when economy turns

Right. Now. ASX: SGM NYSE: SMS www.SimsMM.com